                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No. 333-73257


PROSPECTUS

                               4,264,000 Shares

                                [KOHL'S LOGO]

                                 COMMON STOCK

                                ---------------

 Kohl's Corporation is offering 2,800,000 shares and the selling stockholders are offering 1,464,000 shares. Initially, the U.S. underwriters are offering 3,411,200 shares in the United States and Canada, and the international underwriters are offering 852,800 shares outside the
                           United States and Canada.

                                ---------------

  Kohl's Corporation's common stock is listed on the New York Stock Exchange under the symbol "KSS." On March 18, 1999, the reported last sale price of the common stock on the New York Stock Exchange was $75 per share.

                                ---------------

                             PRICE $73 1/2 A SHARE

                                ---------------

                               Underwriting                         Proceeds to
               Price to        Discounts and      Proceeds to         Selling
                Public          Commissions         Company        Stockholders
               --------        -------------      -----------      ------------
Per
 Share....      $73.500           $2.205            $71.295           $71.295
Total.....   $313,404,000       $9,402,120       $199,626,000      $104,375,880

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Kohl's Corporation has granted the U.S. underwriters the right to purchase up to an additional 639,600 shares of common stock to cover over-allotments. Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on March 24, 1999.

                                ---------------

MORGAN STANLEY DEAN WITTER

                   MERRILL LYNCH & CO.

                                   ROBERT W. BAIRD & CO.
                                       Incorporated

                                                   WILLIAM BLAIR & COMPANY

March 18, 1999

                             ABOUT THIS PROSPECTUS

   You should rely only on the information contained in or incorporated by reference in this prospectus. We and the selling stockholders have not authorized anyone else to provide you with different information. We and the selling stockholders are not making an offer of the common stock in any state where the offer or sale is not permitted. The information in this prospectus is accurate only as of any date of this prospectus.

   In this prospectus, the terms "Kohl's", "we" and "our" mean Kohl's Corporation and its consolidated subsidiaries.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Kohl's...................................................................   3

Selected Consolidated Financial Data.....................................   4

Use of Proceeds..........................................................   6

Price Range of Common Stock and Dividend Policy..........................   6

Capitalization...........................................................   7

Description of Capital Stock.............................................   8

Selling Stockholders.....................................................  10

United States Federal Income Tax Considerations To Non-United States
 Holders.................................................................  12

Underwriters.............................................................  14

Legal Matters............................................................  17

Experts..................................................................  17

Forward-Looking Statements...............................................  17

Where You Can Find More Information......................................  18

                               ----------------

   We have not taken any action to permit a public offering of the shares of common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

                               ----------------

   "Kohl's" is one of our federally registered service marks. This prospectus also includes or incorporates references to trademarks and brand names of other companies.

                                    KOHL'S

   We currently operate 213 family oriented, specialty department stores primarily in the Midwest and Mid-Atlantic areas of the United States. Our stores feature quality, national brand merchandise which provides exceptional value to customers. We sell moderately priced apparel, shoes, accessories, soft home products and housewares targeted to middle-income customers shopping for their families and homes. Our stores have fewer departments than traditional, full-line department stores, but offer customers dominant assortments of merchandise displayed in complete selections of styles, colors and sizes. Central to our pricing strategy and overall profitability is a culture focused on maintaining a low cost structure. Critical elements of this low cost structure are our unique store format, lean staffing levels, sophisticated management information systems and operating efficiencies resulting from centralized buying, advertising and distribution.

   Since 1986, we have expanded from 40 stores to our current total of 213 stores both by acquiring and converting pre-existing stores to our retailing format and by opening new stores. From fiscal 1993 to fiscal 1997, our net sales increased from $1.3 billion to $3.1 billion and our operating income increased from $102.4 million to $258.8 million. In fiscal 1998, our net sales increased to $3.7 billion.

   We believe that we have substantial opportunity for further growth. We plan to open approximately 40 to 45 stores in 1999, including entering new markets in Denver, St. Louis and Dallas/Ft. Worth. We plan to open 50 to 55 stores in 2000, including 33 locations previously operated by Caldor Corporation in New York (12 stores), New Jersey (11 stores), Connecticut (9 stores) and Maryland (1 store). Our expansion strategy is to open additional stores in existing markets, where we can leverage advertising, purchasing, transportation and other regional overhead expenses; in contiguous markets, where we can extend regional operating efficiencies; and in new markets which offer a similar opportunity to implement our retailing concept successfully.

   Our retailing concept has proven to be readily transferable to new markets. For example, we have successfully opened new stores in small markets, such as Kalamazoo and Knoxville; intermediate markets, such as Kansas City and Charlotte; and large markets, such as Chicago and Philadelphia. In addition, our concept has been successful in various retailing formats such as strip shopping centers, community and regional malls and free-standing stores. We believe that the transferability of our retailing strategy, our experience in acquiring and converting pre-existing stores and in opening new stores, and our substantial investment in our management information systems, centralized distribution and headquarters functions provide a solid foundation for further expansion.

   Our fiscal year ends on the Saturday closest to January 31. Our principal executive offices are located at N56 W17000 Ridgewood Drive, Menomonee Falls, Wisconsin 53051. Our telephone number at this location is (414) 703-7000.

Recent Developments

   Net sales and sales growth for the thirteen weeks and years ended January 31, 1998 and January 30, 1999 were as follows:

                                                    Percentage Increase at
                            Period Ended               January 30, 1999
                  --------------------------------- ---------------------------
                                                       All         Comparable
                  January 31, 1998 January 30, 1999  Stores          Stores
                  ---------------- ---------------- -----------   -------------
                   (in millions)
Thirteen weeks..      $1,077.8         $1,289.5             19.6%           6.4%
Year............       3,060.1          3,681.8             20.3            7.9

   Comparable stores sales growth represents sales of those stores open throughout the full period and throughout the full prior period.

   At January 30, 1999, we operated 213 stores compared to 182 stores at January 31, 1998.

   On March 2, 1999, we purchased the right to occupy 32 store locations previously operated by Caldor Corporation. We expect to purchase Caldor's lease for a 33rd store location within thirty days. We plan to take possession of the stores after Caldor completes its "going out of business sale," and we expect that the stores will be open for business in spring 2000. We paid $142 million for the rights to occupy the stores and expect to invest approximately $165 million more to renovate and refixture the stores.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   We derived the selected consolidated financial data in the following table for each of the five years in the period ended January 31, 1998 from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. You should read this information in conjunction with our consolidated financial statements and related notes, management's discussion and analysis of financial condition and results of operations and other financial information incorporated into this prospectus. We derived the selected consolidated financial data for the nine months ended November 1, 1997 and October 31, 1998 from our unaudited consolidated financial statements, which, in the opinion of management, include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations as of the dates and for the periods presented. The results for the nine months ended October 31, 1998 are not necessarily indicative of results to be expected for the full fiscal year.

   Our fiscal year ends on the Saturday closest to January 31. Fiscal 1995 contained 53 weeks. We adjusted all per share data to reflect the 2-for-1 stock splits effected in April 1996 and April 1998.

                                               Fiscal Year Ended                              Nine Months Ended
                          ---------------------------------------------------------------  ------------------------
                          January 29,  January 28,  February 3,  February 1,  January 31,  November 1,  October 31,
                             1994         1995         1996         1997         1998         1997         1998
                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
                           (In Thousands, Except Per Share and Per Square Foot Data)             (Unaudited)
Statement of Operations
 Data:
Net sales...............  $1,305,746   $1,554,100   $1,925,669   $2,388,221   $3,060,065   $1,982,257   $2,392,215
Cost of merchandise
 sold...................     869,236    1,037,740    1,294,653    1,608,688    2,046,468    1,317,121    1,582,547
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
Gross margin............     436,510      516,360      631,016      779,533    1,013,597      665,136      809,668
Selling, general and
 administrative
 expenses...............     305,547      356,893      436,442      536,226      678,793      472,061      565,280
Depreciation and
 amortization...........      23,201       27,402       33,931       44,015       57,380       41,813       51,383
Preopening expenses.....       5,360        8,190       10,712       10,302       18,589       18,589       15,591
Credit operations, non-
 recurring(a)...........         --           --        14,052          --           --           --           --
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating income........     102,402      123,875      135,879      188,990      258,835      132,673      177,414
Interest expense, net...       5,711        6,424       13,150       17,622       23,772       18,405       15,627
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income before income
 taxes and extraordinary
 item...................      96,691      117,451      122,729      171,368      235,063      114,268      161,787
Income taxes............      41,029       48,939       50,077       68,890       93,790       45,593       63,583
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income before
 extraordinary item.....      55,662       68,512       72,652      102,478      141,273       68,675       98,204
Extraordinary item(b)...      (1,769)         --           --           --           --           --           --
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income..............  $   53,893   $   68,512   $   72,652   $  102,478   $  141,273   $   68,675   $   98,204
                          ==========   ==========   ==========   ==========   ==========   ==========   ==========
Per share:
 Basic..................  $      .37   $      .47   $      .49   $      .69   $      .93   $      .46   $      .62
 Diluted................         .36          .46          .49          .68          .91          .45          .60
Operating Data:
Comparable store sales
 growth(c)..............         8.3%         6.1%         5.9%        11.3%        10.0%        10.2%         8.8%
Net sales per selling
 square foot(d).........  $      255   $      258   $      257   $      261   $      267   $      178   $      180
Total square feet of
 selling space
 (in thousands; end of
 period)................       5,523        6,824        8,378       10,064       12,533       12,486       15,129
Number of stores open
 (end of period)........          90          108          128          150          182          182          214(e)
Capital expenditures
 including capitalized
 leases.................  $   64,813   $  132,800   $  138,797   $  223,423   $  202,735   $  163,921   $  183,784
Balance Sheet Data (end
 of period):
Working capital.........  $   86,856   $  114,637   $  175,368   $  229,339   $  525,251   $  468,009   $  566,557
Property and equipment,
 net....................     186,626      298,737      409,168      596,227      749,649      724,019      883,602
Total assets............     469,289      658,717      805,385    1,122,483    1,619,721    1,607,536    1,930,086
Total long-term debt....      51,852      108,777      187,699      312,031      310,366      310,932      379,076
Shareholders' equity....     262,502      334,249      410,638      517,471      954,782      874,561    1,056,938

                                                       (footnotes on next page)

(footnotes from previous page)

(a) Effective September 1, 1995, we terminated our agreement with Citicorp Retail Services under which we sold our private label credit card receivables. At the same time, we established our own credit card operation. In connection with this transaction, we incurred a one-time charge of $14.1 million ($8.3 million after-tax).

(b) The extraordinary item reflects an after-tax charge of $1.8 million to write-off unamortized deferred financing costs in connection with our termination of certain credit facilities in January 1994.

(c) Comparable store sales for each period are based on sales of stores (including relocated or expanded stores) open throughout the current and prior year. Comparable store sales growth for fiscal 1996 compares the 52 weeks of fiscal 1996 to the same 52 week calendar in fiscal 1995 and excludes the electronics business that we discontinued in 1996. Comparable store sales growth for fiscal 1995 has been adjusted to eliminate the 53rd week in fiscal 1995.

(d) Net sales per selling square foot is calculated using net sales of stores that have been open for the full period, divided by their square footage of selling space.

(e) We subsequently closed one undersized store in the Milwaukee market upon expiration of the lease.

                                USE OF PROCEEDS

   We estimate that we will receive net proceeds from the offering of approximately $199.3 million. We intend to use approximately $165 million of the proceeds to renovate and refixture 33 former Caldor stores. On March 2, 1999, we purchased the right to occupy 32 of the store locations and expect to purchase the rights to occupy the 33rd store location within thirty days. We intend to use the remaining proceeds for other general corporate purposes, including financing our continued store growth. Until we use the proceeds for these purposes, we will temporarily repay borrowings under our revolving credit facility and reduce future sales of accounts receivable under our accounts receivable financing program. At February 27, 1999, the interest rate payable under our revolving credit facility was approximately 5 1/8% per annum. The facility matures on June 12, 2003. We will not receive any proceeds from the sale of common stock by the selling stockholders, but we will receive the exercise price of their employee stock options.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

   The common stock has been traded on the New York Stock Exchange since May 19, 1992, under the symbol "KSS." The table below sets forth the high and low prices of the common stock for the fiscal periods indicated, adjusted for our 2-for-1 stock splits effected in April 1996 and April 1998.

                                                             Common Stock Price
                                                             -------------------
                                                               High       Low
                                                             --------- ---------
Fiscal 1999
First Quarter (through March 18, 1999)...................... $78       $63 3/8

Fiscal 1998
First Quarter............................................... $43 15/32 $34 11/16
Second Quarter..............................................  57 5/8    40 1/2
Third Quarter...............................................  58 11/16  34 1/16
Fourth Quarter..............................................  67 3/4    45 1/8

Fiscal 1997
First Quarter............................................... $25 9/16  $19 7/16
Second Quarter..............................................  31 19/32  24 7/8
Third Quarter...............................................  37 3/8    29
Fourth Quarter..............................................  37 11/16  31 5/16

   See the cover page of this prospectus for a recent reported last sale price.

   At January 29, 1999, there were 5,495 holders of record of our common stock.

   We have never paid a cash dividend, have no current plans to pay dividends, and intend to retain all our earnings for investment in and growth of our business. In addition, financial covenants and other restrictions in our financing agreements limit our ability to pay dividends. The payment of future dividends, if any, will be determined by our board of directors in light of existing conditions, including our earnings, financial condition and requirements, restrictions in our financing agreements, business conditions and other factors they deem relevant.

                                CAPITALIZATION

   The following table sets forth our consolidated capitalization as of October 31, 1998, and as adjusted to give effect to the offering and the exercise of employee stock options by the selling stockholders. We based the adjustment on the offering price of $73 1/2 per share for the 2,800,000 shares that we are selling in the offering. We also adjusted for the proceeds that we will receive upon exercise of employee stock options for 1,309,000 shares of common stock by the selling stockholders and the related income tax benefits that we will receive. The adjustments from the stock option exercises increased total shareholders' equity by $44.6 million. For purposes of the table, we have assumed that the U.S. underwriters do not exercise their over-allotment option and that $69.5 million of the net proceeds are applied to repay borrowings under our revolving credit facility. At February 27, 1999, we had no borrowings under our revolving credit facility.

                                                         As of October 31, 1998
                                                         ----------------------
                                                           Actual   As Adjusted
                                                         ---------- -----------
                                                             (In Thousands)
Long-term debt:
  Revolving credit facility............................. $   69,500 $      --
  Capitalized lease obligations.........................     47,421     47,421
  6.57% unsecured senior notes, due 2004................     60,000     60,000
  6.70% notes, due 2006.................................    100,000    100,000
  7 3/8% notes, due 2011................................    100,000    100,000
  Other.................................................      2,155      2,155
                                                         ---------- ----------
    Total long-term debt................................    379,076    309,576
Shareholders' equity:
  Common stock; 158,202,170 shares outstanding
   (162,311,170 shares after the offering)..............      1,582      1,623
  Paid-in capital.......................................    492,498    736,330
  Retained earnings.....................................    562,858    562,858
                                                         ---------- ----------
    Total shareholders' equity..........................  1,056,938  1,300,811
                                                         ---------- ----------
    Total capitalization................................ $1,436,014 $1,610,387
                                                         ========== ==========

                         DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 400,000,000 common shares, $0.01 par value per share, and 10,000,000 preferred shares, $0.01 par value per share. As of January 30, 1999, 158,394,735 shares of common stock and no shares of preferred stock were issued and outstanding.

Common Stock

   Voting. For all matters submitted to a vote of stockholders, each holder of common stock is entitled to one vote for each share registered in his or her name on the books of Kohl's. Our common stock does not have cumulative voting rights. As a result, subject to the voting rights of any outstanding preferred stock and any voting limitations imposed by the Wisconsin Business Corporation Law, persons who hold more than 50% of the outstanding common stock can elect all of the directors who are up for election in a particular year.

   Election of Board of Directors. Our articles of incorporation divide the board of directors into three classes serving staggered three-year terms. As a result, at least two annual meetings will generally be required for stockholders to effect a change of a majority of the board of directors. Any director, or the entire board of directors, may be removed from office only for cause. These provisions in the articles of incorporation require an 80% vote of stockholders to amend or repeal.

   Dividends. If our board declares a dividend, holders of common stock will receive payments from the funds of Kohl's that are legally available to pay dividends. However, this dividend right is subject to any preferential dividend rights we may grant to the persons who hold preferred stock, if any is outstanding.

   Liquidation. If Kohl's is dissolved, the holders of common stock will be entitled to share ratably in all the assets that remain after we pay our liabilities and any amounts we may owe to the persons who hold preferred stock, if any is outstanding.

   Other Rights and Restrictions. Holders of common stock do not have preemptive rights, and they have no right to convert their common stock into any other securities. Our common stock is not redeemable.

   Listing. Our common stock is listed on the New York Stock Exchange.

   Transfer Agent and Registrar. The transfer agent and registrar for our common stock is The Bank of New York.

Wisconsin Business Corporation Law

   Provisions of the Wisconsin Business Corporation Law ("WBCL") could have the effect of delaying, deterring or preventing a change in control of Kohl's.

   Restrictions on Business Combinations. Sections 180.1130 to 180.1134 of the WBCL provide generally that for a "resident domestic corporation," such as Kohl's, business combinations not meeting fair price standards specified in the statute must be approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by the outstanding voting shares of the corporation, and (2) two-thirds of the votes entitled to be cast by the holders of voting shares that are not beneficially owned by a "significant shareholder" or an affiliate or associate of a significant shareholder who is a party to the transaction. This requirement is in addition to any vote that may be required by law or our articles of incorporation. The term "business combination" means, subject to certain exceptions, a merger or share exchange of the issuing public corporation (or any subsidiary of that corporation) with, or the sale or other disposition of substantially all of the property and assets of the issuing public corporation to, any significant shareholder or affiliate of a significant shareholder. "Significant shareholder" means a person that is the beneficial owner of 10% or more of the voting power of the outstanding voting shares of the issuing public corporation. These statutory sections also restrict the repurchase of shares and the sale of corporate assets by an issuing public corporation in response to a takeover offer.

   Sections 180.1140 to 180.1144 of the WBCL prohibit certain "business combinations" between a "resident domestic corporation" and an interested shareholder within three years after the date such person became an interested shareholder, unless the business combination or the acquisition of the interested shareholder's stock has been approved before the stock acquisition date by the corporation's board of directors. An "interested shareholder" is a person beneficially owning 10% or more of the voting power of the outstanding voting stock of such corporation. After the three-year period, a business combination with the interested shareholder may be consummated only with the approval of the holders of a majority of the voting stock not beneficially owned by the interested shareholder at a meeting called for that purpose, unless the business combination satisfies specified adequacy-of-price standards intended to provide a fair price for shares held by disinterested stockholders.

   Control Share Voting Restrictions. Under Section 180.1150(2) of the WBCL, the voting power of shares of a "resident domestic corporation" that are held by any person in excess of 20% of the voting power are limited (in voting on any matter) to 10% of the full voting power of those excess shares, unless otherwise provided in the articles of incorporation or unless full voting rights have been restored at a special meeting of the stockholders called for that purpose. This statute is designed to protect corporations against uninvited takeover bids by reducing to one-tenth of their normal voting power all shares in excess of 20% owned by an acquiring person. Section 180.1150(3) excludes shares held or acquired under certain circumstances from the application of Section 180.1150(2), including (among others) shares acquired directly from Kohl's and shares acquired in a merger or share exchange to which Kohl's is a party.

   Constituency Provision. Under Section 180.0827 of the WBCL, in discharging his or her duties, a director or officer of Kohl's may, in addition to considering the effects of any action on stockholders, consider the effects of any action on employees, suppliers, customers, the communities in which Kohl's operates and any other factors that the director or officer considers pertinent.

Preferred Stock

   Our articles of incorporation authorize the board of directors to issue preferred stock in one or more series and to determine the voting rights, dividend rights, dividend rates, liquidation preferences, conversion or exchange rights, redemption rights, including sinking fund provisions and redemption prices, and other terms and rights of each series.

   Although our board of directors does not presently intend to authorize the issuance of preferred stock, it could issue a series of preferred stock that could impede the completion of a merger, tender offer or other takeover attempt. Our board will issue such a series of preferred stock only if it determines that the issuance is in the best interests of Kohl's and its stockholders. In addition, the terms of a series of preferred stock might discourage a potential acquiror from attempting to acquire Kohl's in a manner that changes the composition of our board of directors, even when a majority of our stockholders believe that such an acquisition would be in their best interests or would receive a premium for their stock over the then current market price.

                             SELLING STOCKHOLDERS

   The following table sets forth information about the beneficial ownership of the common stock as of December 31, 1998, and after the sale of the common stock offered hereby, by each selling stockholder. To calculate the percentage owned after the offering, we assume no exercise of the U.S. underwriters' over-allotment option. Each of the selling stockholders (other than Mr. Sommerhauser) is an executive officer of Kohl's. Messrs. Kellogg, Baker, Herma, Montgomery, Mansell and Sommerhauser is each a director. Except as otherwise noted below, the selling stockholders have sole voting and investment power with respect to their shares.

                            Shares Beneficially                    Shares Beneficially
                          Owned Prior to Offering       Shares     Owned After Offering
                          ------------------------------ Being     ---------------------------
Name of Beneficial Owner     Number          Percent    Offered      Number         Percent
------------------------  --------------    -------------------    -------------    ----------
William S. Kellogg......      12,487,045(a)       7.8%  559,300(b)    11,827,745(a)      7.3%

Jay H. Baker............       5,368,718(c)       3.4   400,000(d)     4,968,718(c)      3.1

John F. Herma...........       6,847,273(e)       4.3   341,100        6,506,173(e)      4.0

R. Lawrence Montgomery..         819,960(f)         *    41,000          778,960(f)        *

Kevin Mansell...........         639,810(g)         *    32,000          607,810(g)        *

Caryn Blanc.............         697,450(h)         *    34,900          662,550(h)        *

Arlene Meier............         390,100(i)         *    19,500          370,600(i)        *

Jeffrey Rusinow.........         129,500(j)         *     6,500          123,000(j)        *

Donald Sharpin..........          83,500(j)         *     4,200           79,300(j)        *

Gary Vasques............          80,000(j)         *     4,000           76,000(j)        *

Richard Leto............          61,000(j)         *     3,000           58,000(j)        *

Peter M. Sommerhauser...      16,837,673(k)      10.6    18,500(b)    16,719,173(k)     10.3

                                                       (footnotes on next page)

 (footnotes from previous page)

*  Less than 1%.
(a) Includes 9,337,245 shares held in trust for the benefit of Mr. Kellogg's family but as to which Mr. Sommerhauser has sole voting and investment power and 43,260 shares held by a charitable foundation for which Mr. Kellogg serves as a director and president. Includes 1,258,900 shares (1,158,900 shares after the offering) held in trust for the benefit of Mr. Baker's family and as to which Mr. Kellogg and Mr. Sommerhauser have shared voting and investment power but no pecuniary interest. Includes 950,000 shares (390,700 shares after the offering) represented by stock options.

(b) Excludes 100,000 shares being offered by the Jay Baker Children's Trusts.

(c) Includes 1,258,900 shares (1,158,900 shares after the offering) held in trust for the benefit of Mr. Baker's family as to which Mr. Kellogg and Mr. Sommerhauser have shared voting and investment power and 125,660 shares held by a charitable foundation for which Mr. Baker serves as a director and president. Also includes 475,000 shares (175,000 shares after the offering) represented by stock options.

(d) Includes 100,000 shares being offered by the Jay Baker Children's Trusts.

(e) Includes 5,351,703 shares held in trust for the benefit of Mr. Herma's family as to which Mr. Sommerhauser has sole voting and investment power and 25,150 shares held by a charitable foundation for which Mr. Herma serves as a director and president. Also includes 475,000 shares (133,900 shares after the offering) represented by stock options.

(f) Includes 125,948 shares held in trust for the benefit of Mr. Montgomery's family as to which Mr. Sommerhauser has sole voting and investment power. Also includes 520,828 shares (500,328 shares after the offering) represented by stock options.

(g) Includes 138,000 shares held in trust for the benefit of Mr. Mansell's family as to which Mr. Sommerhauser has sole voting and investment power. Also includes 327,078 shares (311,078 shares after the offering) represented by stock options.

(h) Includes 545,454 shares (510,554 shares after the offering) represented by stock options.

(i) Includes 383,100 shares (363,600 shares after the offering) represented by stock options.

(j) All of the shares are represented by stock options.

(k) Includes 16,461,866 shares (16,361,866 shares after the offering) held in trust for the benefit of the families of current and former executive officers of Kohl's or in charitable foundations established by executive officers of Kohl's, as to which Mr. Sommerhauser has sole or shared voting and investment power but no pecuniary interest. Includes 81,042 shares held in trust for the benefit of Mr. Sommerhauser's family as to which Mr. Sommerhauser has no voting or investment power and 5,500 shares held by a charitable foundation for which Mr. Sommerhauser serves as director and president. Includes 2,000 shares represented by stock options.

                   UNITED STATES FEDERAL TAX CONSIDERATIONS
                         TO NON-UNITED STATES HOLDERS

   This section summarizes the United States federal income and estate tax issues that a nonresident alien individual foreign corporation, foreign partnership or other foreign shareholder (a "non-United States shareholder") may consider relevant in connection with its purchase, ownership and disposition of our common stock. This summary does not address all of the United States federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are subject to special treatment under United States federal income tax laws. Furthermore, this summary does not discuss any aspects of state, local or foreign taxation. We base this summary on current provisions of the federal income tax laws, Treasury regulations, judicial opinions, published positions of the United States Internal Revenue Service (the "IRS") and other applicable authorities, all of which are subject to change, possibly with retroactive effect. We urge you to consult your own adviser with respect to the tax consequences of acquiring, holding and disposing of our common stock.

   Dividends. Dividends that we pay to you generally will be subject to withholding of United States federal income tax at the rate or 30% (or such lower rate specified in an applicable income tax treaty) unless the dividend is effectively connected with your conduct of a trade or business within the United States (of if certain tax treaties apply, is attributable to a United States permanent establishment maintained by you) and you file the appropriate documentation with Kohl's or our transfer agent, in which case you will be subject to United States federal income tax at graduated rates in the same manner as United States persons are taxed. If you are a corporation, such effectively connected income also may be subject to the branch profits tax at a rate of 30% (or such lower rate specified in an applicable income tax treaty), which is generally imposed on a foreign corporation on the repatriation from the United States of effectively connected earnings and profits. You should consult any applicable income tax treaties that may provide for a lower rate of withholding or other rules different from those described above. You may be required to satisfy certain certification requirements in order to claim treaty benefits or otherwise claim a reduction of or exemption from withholding under the foregoing rules.

   Sale or Disposition of Common Stock. You generally will not incur United States federal income tax on gain recognized on a sale or other disposition of our common stock unless:

     (1) the gain is effectively connected with your conduct of a trade or business within the United States or if certain tax treaties apply, is attributable to a United States permanent establishment maintained by you;

     (2) you are a nonresident alien, hold our common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of disposition and either you have a "tax home" in the United States or the gain is attributable to an office or other fixed place of business maintained by you in the United States;

     (3) Kohl's is or has been a "United States real property holding corporation" for United States federal income tax purposes (which we likely are not) and in the event that our common stock is considered regularly traded, you hold or have held, directly or indirectly, at any time during the five-year period ending on the date of disposition (or, if shorter, your holding period), more than 5% of our common stock, in which case your gain will be taxed as if it were gain described in clause (1) above; or

     (4) you are subject to tax pursuant to the federal income tax provisions applicable to certain United States expatriates.

   Gain that is or is treated as effectively connected with your conduct of a trade or business within the United States will be subject to United States federal income tax on the same basis that applies to United States persons generally (and, with respect to corporate holders, under certain circumstances, the branch profits tax) but will not be subject to withholding. You should consult any applicable treaties that may provide for different rules. A non-resident alien holding our common stock as a capital asset as described in clause (2) above, generally will incur a 30% (or such lower rate specified in an applicable income tax treaty) tax on the gain derived from the sale, which gain may be offset by certain United States source capital losses.

   Federal Estate Taxes. If an individual who is not a citizen (as specifically defined for United States federal estate tax purposes) of the United States at the time of death owns or is treated as owning our common stock, then such common stock will be included in that individual's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

   Information Reporting and Backup Withholding. We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax withheld with respect to such dividends, regardless of whether any tax is actually withheld. This information may also be made available to the authorities of a country in which you reside under the provisions of an applicable income tax treaty or other agreement.

   Under current federal income tax law, United States information reporting requirements and backup withholding tax at a rate of 31% will generally apply
(1) to dividends that we pay on our common stock to you at an address within the United States and (2) to payments to you by a United States office of a broker of the proceeds of a sale of common stock unless you certify your non-United States shareholder status under penalties of perjury or otherwise establish an exemption. Information reporting requirements (but not backup withholding) will also apply to payments of the proceeds of sales of our common stock by foreign offices or United States brokers, or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that you are a non-United States shareholder and certain other conditions are met, or you otherwise establish an exemption.

   The United States Treasury Department has issued regulations generally effective for payments made after December 31, 1999 that will affect the procedures that you must follow in establishing your status as a non-United States shareholder for purposes of the withholding, backup withholding and information reporting rules discussed in this prospectus. Among other things,
(1) non-United States shareholders currently required to furnish certification of foreign status may be required to furnish new certification of foreign status, and (2) certain non-United States shareholders not currently required to furnish certification of foreign status may be required to furnish certification of foreign status in the future. We urge you to consult your tax adviser concerning the effect of such regulations on an investment in our common stock.

   Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be refunded or credited against your United States federal income tax liability, provided that the required information is furnished to the IRS.

                                 UNDERWRITERS

   Under the terms and subject to the conditions in the underwriting agreement dated the date of this prospectus, the U.S. underwriters named below, for whom Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce Fenner & Smith Incorporated, Robert W. Baird & Co. Incorporated and William Blair & Company, L.L.C. are acting as U.S. representatives, and the international underwriters named below, for whom Morgan Stanley & Co. International Limited, Merrill Lynch International, Robert W. Baird & Co. Incorporated and William Blair & Company, L.L.C. are acting as international representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the respective number of shares of common stock set forth opposite the names of such underwriters below:

                                                                       Number of
          Name                                                          Shares
          ----                                                         ---------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated................................... 1,382,000
  Merrill Lynch, Pierce, Fenner & Smith
  Incorporated........................................................ 1,382,000
  Robert W. Baird & Co. Incorporated..................................   153,600
  William Blair & Company, L.L.C......................................   153,600
  Cleary Gull & Reiland Inc...........................................    68,000
  Goldman, Sachs & Co.................................................    68,000
  NationsBanc Montgomery Securities L.L.C.............................    68,000
  Salomon Smith Barney Inc............................................    68,000
  Sutro & Co. Incorporated............................................    68,000
                                                                       ---------
    Subtotal.......................................................... 3,411,200
                                                                       ---------
International Underwriters:
  Morgan Stanley & Co. International Limited..........................   383,760
  Merrill Lynch International.........................................   383,760
  Robert W. Baird & Co. Incorporated..................................    42,640
  William Blair & Company, L.L.C......................................    42,640
                                                                       ---------
    Subtotal..........................................................   852,800
                                                                       ---------
      Total........................................................... 4,264,000
                                                                       =========

   The U.S. underwriters and the international underwriters, and the U.S. representatives and the international representatives, are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered hereby (other than those covered by the U.S. underwriters' over-allotment option described below) if any such shares are taken.

   Pursuant to the Agreement between U.S. and International Underwriters, each U.S. underwriter has represented and agreed that, with certain exceptions:

  . it is not purchasing any shares (as defined herein) for the account of anyone other than a United States or Canadian person (as defined herein); and

  . it has not offered or sold, and will not offer or sell, directly or indirectly, any shares or distribute any prospectus relating to the shares outside the United States or Canada or to anyone other than a United States or Canadian person.

   Pursuant to the Agreement between U.S. and International Underwriters, each international underwriter has represented and agreed that, with certain exceptions:

  . it is not purchasing any shares for the account of any United States or Canadian person; and

  . it has not offered or sold, and will not offer or sell, directly or indirectly, any shares or distribute any prospectus relating to the shares in the United States or Canada or to any United States or Canadian person.

   With respect to any underwriter that is a U.S. underwriter and an international underwriter, the foregoing representations and agreements (1) made by it in its capacity as a U.S. underwriter apply to it in its capacity as a U.S. underwriter and (2) made by it in its capacity as an international underwriter apply only to it in its capacity as an international underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States" or "Canadian" person means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian person. All shares of common stock to be purchased by the underwriters under the Underwriting Agreement are referred to herein as the "shares."

   Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between U.S. underwriters and international underwriters of any number of shares as may be mutually agreed. The per share price of any shares so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

   Pursuant to the Agreement between U.S. and International Underwriters, each U.S. underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. underwriter has further agreed to send to any dealer who purchases from it any of the shares a notice stating in substance that, by purchasing such shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such shares a notice containing substantially the same statement as is contained in this sentence.

   Pursuant to the Agreement between U.S. and International Underwriters, each international underwriter has represented and agreed that:

  . it has not offered or sold and, prior to the date six months after the closing date for the sale of the shares to the international underwriters, will not offer or sell, any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

  . it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom; and

  . it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the shares to a person who is of a kind described in Article 11(3) of the Financial Services Act of 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such document may otherwise lawfully be issued or passed on.

   Pursuant to the Agreement between U.S. and International Underwriters, each international underwriter has further represented that it has not offered or sold, and has agreed not to offer to sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese international underwriters or dealers and except pursuant to any exemption from the registrations requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each international underwriter has further agreed to send to any dealer who purchases from it any of the shares a notice stating in substance that, by purchasing such shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such shares, directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese international underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such shares a notice containing substantially the same statement as is contained in this sentence.

   The underwriters initially propose to offer part of the common stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price which represents a concession not in excess of $1.33 a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $.10 a share to other underwriters or to certain dealers. After the initial offering of the common stock, the offering price and other selling terms may from time to time be varied by the representatives.

   We have granted the U.S. underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 639,600 additional shares of common stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered hereby. To the extent such option is exercised, each U.S. underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number set forth next to such U.S. underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all U.S. underwriters in the preceding table. If the U.S. underwriters' option is exercised in full, the total price to the public would be $360,414,600, the total underwriters' discounts and commissions would be $10,812,438 and the total proceeds to Kohl's would be $245,226,282.

   In the underwriting agreement:

  . we have agreed to pay the printing, legal, accounting and other expenses related to the offering, which we estimate will be $350,000; and

  . Kohl's, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

   Kohl's and each of the selling stockholders has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not during the period ending 90 days after the date of this prospectus:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise, except under certain limited circumstances.

   In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing shares of common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

   Certain underwriters from time to time perform various investment banking services for us, for which such underwriters receive compensation.

                                 LEGAL MATTERS

   Certain legal matters will be passed upon for Kohl's by Godfrey & Kahn, S.C., Milwaukee, Wisconsin, and for the underwriters by Shearman & Sterling, New York, New York. Mr. Peter M. Sommerhauser is a director of Kohl's and a shareholder and member of the management committee of Godfrey & Kahn, S.C. As of December 31, 1998, Mr. Sommerhauser beneficially owned 16,837,673 shares of common stock.

                                    EXPERTS

   The consolidated financial statements of Kohl's appearing in Kohl's Corporation Annual Report (Form 10-K) for the year ended January 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                           FORWARD-LOOKING STATEMENTS

   Statements in this prospectus or incorporated by reference in this prospectus that are not statements of historical fact may be deemed to be "forward-looking statements," subject to protections under federal law. We intend words such as "believes," "anticipates," "plans," "expects" and similar expressions to identify forward-looking statements. In addition, statements covering our future performances and our plans, objectives, expectations or intentions are forward-looking statements, such as statements regarding our debt service requirements, planned capital expenditures, future store openings and adequacy of capital resources. There are a number of important factors that could cause our results to differ materially from those indicated by the forward-looking statements, including among others those discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of our annual and quarterly reports and as follows:

  .  heightened competition;

  .  adverse weather conditions in our retail markets;

  .  increases in interest rates;

  .  increases in real estate, construction and development costs;

  . inventory imbalances caused by unanticipated fluctuations in consumer demand;

  . trends in the economy which affect consumer confidence and demand for our merchandise;

  . our ability to find suitable store sites that we can acquire on acceptable terms;

  . our ability to continue to hire, train and retain sufficient numbers of capable and talented associates; and

  . interruptions in our business as a result of the Year 2000 computer problem in our systems or in the systems of one of our major suppliers.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the regional offices of the SEC located at 7 World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

   Our common stock is listed on the New York Stock Exchange. You may also inspect the information we file with the SEC at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

   The SEC allows us to "incorporate by reference" into this prospectus the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to termination of the offering:

     (1) our annual report on Form 10-K for fiscal year ended January 31, 1998;

     (2) our quarterly reports on Form 10-Q for the quarterly periods ended May 2, 1998, August 1, 1998 and October 31, 1998;

     (3) our current report on Form 8-K dated March 9, 1999; and

     (4) the description of our common stock contained in our registration statement on Form 8-B dated June 25, 1993, as updated from time to time by our subsequent filings with the SEC.

   You may also request a copy of these filings (excluding exhibits), at no cost, by writing or telephoning our chief financial officer at the following address:

                                 Arlene Meier
                              Kohl's Corporation
                          N56 W17000 Ridgewood Drive
                           Menomonee Falls, WI 53051
                                (414) 703-7000

                                [KOHL'S LOGO]

PROSPECTUS

                               4,264,000 Shares

                                 [KOHL'S LOGO]

                                 COMMON STOCK

                               ----------------

 Kohl's Corporation is offering 2,800,000 shares and the selling stockholders are offering 1,464,000 shares. Initially, the international underwriters are offering 852,800 shares outside the United States and Canada, and the U.S. underwriters are offering 3,411,200 shares in the United
                              States and Canada.

                               ----------------

  Kohl's Corporation's common stock is listed on the New York Stock Exchange under the symbol "KSS." On March 18, 1999, the reported last sale price of the common stock on the New York Stock Exchange was $75 per share.

                               ----------------

                             PRICE $73 1/2 A SHARE

                               ----------------

                               Underwriting                         Proceeds to
               Price to        Discounts and      Proceeds to         Selling
                Public          Commissions         Company        Stockholders
               --------        -------------      -----------      ------------
Per
 Share....      $73.500           $2.205            $71.295           $71.295
Total.....   $313,404,000       $9,402,120       $199,626,000      $104,375,880


The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Kohl's Corporation has granted the U.S. underwriters the right to purchase up to an additional 639,600 shares of common stock to cover over-allotments. Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on March 24, 1999.

                               ----------------

MORGAN STANLEY DEAN WITTER

           MERRILL LYNCH INTERNATIONAL

                      ROBERT W. BAIRD & CO.
                                    Incorporated

                                                        WILLIAM BLAIR & COMPANY

March 18, 1999